[GTC TELECOM INC. LETTERHEAD]


July 6, 1999


This loan agreement made between:

GTC Telecom Inc.
3151 Airway Avenue
Suite P-3
Costa Mesa, CA 92626

And

Jennifer Young
419 San Madelo
Coalinga, CA 93210

Whereas, Ms. Young, an individual, and GTC Telecom (hereinafter
"GTC"), a long distance company,

Whereas, GTC agrees to loan GTC the sum of $50,000 for 30 days,

Whereas, GTC agrees to return in full the principal amount of $50,000 on August 6, 1999,

Whereas, GTC will also agree to pay 10% interest per 30 day period, payable on the 6th of each month,

Whereas, GTC will also guarantee the principal amount against their monthly receivables,

Now therefore it is mutually agreed upon as evidenced by signatures below:


/s/Jennifer Young                 7-6-99
Jennifer Young


/s/Paul Sandhu                    7-5-99
Paul Sandhu
GTC Telecom Inc.
President